

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

Via E-Mail
Daniel S. Slipkovich
Chief Executive Officer
Capella Healthcare, Inc.
501 Corporate Centre Drive, Suite 200
Franklin, Tennessee 37067

>   **Re: Capella Healthcare, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed June 28, 2011**
>   **File No. 333-175188**

Dear Mr. Slipkovich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. We note that you have submitted a confidential treatment request. Please note that you will be receiving comments to the confidential treatment request under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

3. As currently presented, the offer could be open for less than 20 full business days because of the 5:00 p.m. expiration time instead of an expiration time of midnight of what may ultimately be the twentieth business day following commencement. See Question and

Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day to ensure compliance with Exchange Act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. See Rule 14d-1(g)(3).

4. In all instances where non-GAAP financial measures are presented, please provide the page reference where the reader can find explanations and definitions for the non-GAAP financial measures, how management uses the measure and why management believes it is useful to the information.

Industry and Market Data

5. Please delete the statement that you have not independently verified the information and do not take any further responsibility for this data. It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

6. Please update the discussion in your prospectus to the most recent date practicable.

Prospectus Summary, page 1

Our Company, page 1

7. Please provide your basis for the statement that you are a "leading provider of general and specialized acute care, outpatient and other medically necessary services." Please expand the discussion in your Business section to explain how you have determined your status as a leader. For example, please disclose your market share for the relevant markets in which you compete, and compare this market share with the respective market shares of your significant competitors. Additionally, disclose the sources of information relied upon to determine your leadership status.

8. Please revise your disclosure to define "CMS Core Measures," indicate how the measures are compiled, and provide the basis for the statement that your composite results rank "approximately at the national average."

Our Competitive Strengths, page 3

9. Please balance the summary's discussion of your competitive strengths with an equally prominent discussion of the challenging aspects of the company's industry, business strategy and prospects including risks or obstacles that the company may face. Please note that providing a cross reference to the risk factors section will not satisfy this comment.

The Exchange Notes, page 14

10. Please define and explain the term "*pari passu*" the first time it is used in your disclosure.

Risk Factors, page 20

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will remain restricted and may be adversely affected, page 20

11. We note your disclosure here that you, "do not plan to register outstanding notes under the Securities Act unless [y]our registration rights agreement with the initial purchasers of the outstanding notes requires [you] to do so." Please identify any conditions in the registration rights agreement that would require you to register the outstanding notes beyond the exchange offer discussed in this prospectus. In the alternative, please clarify that there are no such conditions.

"We may be unable to repurchase the notes if we experience a change of control…, page 33"

12. Please disclose that any repurchase offer made pursuant to the change in control provision will comply with any applicable regulations under the federal securities laws, including Exchange Act Rule 14e-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

13. Please clarify on page 61 if you had an average price increase of 6% in each of October 2009 and May of 2010 or specify the increase at each of these months if the total increase was 6%, for example, 3% in each of those months.

Medicare and Medicaid Reimbursement, page 46

14. Please expand your discussion here to discuss the specific quality of care measures set forth by CMS under the VBP Program and how you intend to achieve high levels of quality relative to the measures under the VBP Program.

Business, page 70

Commitment to Delivery of Patient Care Excellence, page 71

15. Please identify the "independent, third-party, nationally-recognized survey administrator" that rated your physician and employee satisfaction.

Diversified Portfolio of Assets with Strong Market Positions in Attractive Communities, page 72

16. Please provide a source for the market position statistics you disclose.

Compensation Discussion and Analysis, page 100

Base Salaries, page 101

17. We note that in recommending adjustments to the base salary for NEOs, your CEO considers NEO performance, budgetary guidelines, and market data. Please revise your disclosure to describe the specific market data upon which the CEO bases his recommendation and identify the source of this information. In addition, to the extent that you have engaged in any benchmarking of compensation, identify the benchmark and, if applicable, its components (including component companies).

18. Please expand your disclosure here to describe the specific factors that were considered by the Board of Directors in electing to increase Mr. Wiechart's salary by nearly 70% in 2010.

Director Compensation, page 107

19. Please revise your disclosure to include tabular disclosure of the compensation awarded to Mr. Hensley in 2010 as required under Item 402(k) of Regulation S-K. In the narrative disclosure accompanying this table, please explain why Mr. Hensley was the only member of the Board of Directors compensated for his service.

Description of Other Indebtedness, page 113

The Exchange Offer, page 115

Terms of the Exchange Offer, page 116

20. We note your reservation of the right to amend the terms of the offer on page 117. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Expiration Date, Extensions and Amendments, page 117

21. Please confirm that in the event of an extension of the exchange offer, a party who has previously tendered their notes for exchange may still withdraw their tender.

Financial Statements for the Quarterly Period Ended March 31, 2011

Notes to Condensed Consolidated Financial Statements (Unaudited)

22. We note from "Recent Developments" at page 8, that a subsidiary of Capella signed a definitive agreement to acquire a 60% interest in Cannon County Hospital, LLC, which owns and operates Dekalb Community Hospital and Stones River Hospital. Please provide financial statements for the acquisition in accordance with Rule 3-05 of Regulation S-X. Alternatively, please tell us why Rule 3-05 is not appropriate for this acquisition.

Condensed Consolidated Balance Sheets, page F-13 and F-14

23. Please tell us the substance or nature of the items generating a negative balance in "accounts receivable, net" for the Parent Issuer as of March 31, 2011 and December 31, 2010.

Financial Statements for the Year Ended December 31, 2010

Note 1. Organization and Significant Accounting Policies, page F-23

24. Please disclose costs and expenses applicable to revenues as required by Rule 5-03.2 of Regulation S-X and general and administrative expenses as required by Rule 5-02.4 of Regulation S-X. This disclosure can be in the notes to financial statements.

25. Please disclose why you do not present segment data.

26. Please confirm that you do not have any variable interest entities or provide the disclosures required by ASC 810-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at 202-551-3652 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674, Bryan Pitko at 202-551-3203 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Chase Cole
Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, TN 37219
chase.cole@wallerlaw.com